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                 February 1, 2023

       Charles M. Fernandez
       Chief Executive Officer
       NextPlat Corp
       3250 Mary St., Suite 410
       Coconut Grove, FL 33133

                                                        Re: NextPlat Corp
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2023
                                                            File No. 333-269422

       Dear Charles M. Fernandez:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Marc Rivera